

06033850

TEN YEARS & GROWING STRONG

RECD S.E.C.
APR 2 0 2006
1086

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

TNB

2005 ANNUAL REPORT

THOMASVILLE BANCSHARES, INC.

Thomasville Bancshares, Inc. was organized in January, 1995 to serve as a holding company for the Thomasville National Bank. The Company commenced banking operations on October 2, 1995. The bank is a full service commercial bank offering a full range of loan and deposit products to individuals, businesses and government entities. The Bank operates out of two banking offices, both in Thomasville, Georgia. Thomasville National Bank is Thomas County's only locally owned and operated Bank. It is uniquely designed to provide superior service to its customers which will ultimately lead to strong returns for its shareholders. In September 2001, the Bank formed an operating subsidiary, TNB Financial Services, Inc., a Georgia corporation with trust powers. On March 31, 2004, TNB Financial Services was liquidated, with all of its operations being transferred to TNB Trust Services, a Division of Thomasville National Bank. In July 2002, the Company acquired all of the issued and outstanding capital stock of Joseph Parker & Company, Inc. ("JPC"), a Georgia corporation and federally registered investment advisory firm located in Thomasville, Georgia. In July 2004, JPC's name was changed to TNB Financial Services, Inc. ("TNBFS").


GEORGIA
soared
THOMASVILLE NA
FRONT
TNB
Thomasville National Bank

Ten years ago, Thomasville National Bank opened its doors. Customers soon discovered we were different, better. We were more innovative, more willing to serve people in ways that other banks couldn't. TNB began because local people believed our community needed and deserved a locally owned bank. Thomasville and Thomas County did not have one. The remarkable growth of TNB—rising steadily for a decade—confirms this belief.

Stephen H. Cheney
President/CEO



LEFT TO RIGHT:
CHARLES H. HODGES III
EXECUTIVE VICE-PRESIDENT;
STEPHEN H. CHENEY
PRESIDENT/CEO

TO OUR OWNERS:

Since the opening of Thomasville National Bank in 1995, over 3,000 families have moved their banking business to TNB. They quickly realized that a truly local bank can be different. We began with a simple operating philosophy:

- Hire the best employees and empower them to make decisions.
- Create policies to serve the unique needs of our community.
- Use the latest technology to improve personal service, not to replace it.
- Treat our customers like friends and neighbors, because that's exactly what they are.

We are fiercely loyal to these principles. Throughout the company, our people simply want to provide the very best financial services possible. They take great pride in the results they are achieving for our customers, shareholders, and community.

The results of our first ten years have far exceeded even our most optimistic expectations, yet we firmly believe the best days for TNB are ahead. While other banks become increasingly alike and distant, we deepen our commitment to this community. We are now able to meet all of customers' financial needs—not only banking, but also financial planning, estate planning, trusts, and investments—with an unmatched level of personal service and expertise.

While we have had the pleasure of reporting successful results for each of our first ten years, 2005 was clearly our best year yet. Highlights include:

- Total banking assets surpassed $272 million.
- Assets at TNB Financial increased 37% to $463 million.
- Consolidated net earnings increased 34% to $3,549,499.
- Earnings per share increased from $.90 to $1.21.
- Credit quality remained excellent.
- 1,660 new deposit accounts were opened.
- 1,125 new loans were made, totaling over $127 million.
- Our dividend increased for the sixth consecutive year.
- Total 1-year return to shareholders was 59.4%.
- Thomasville Bancshares, Inc., was named one of Georgia's Top Performing Public Companies for the second time.

While we will always look back on our first decade with a feeling of accomplishment, we are now focused on 2006 and beyond. We are poised for continued growth and success in both the core bank and TNB Financial. We have great confidence in our people, our operating philosophy, and our community.

We thank you for supporting the Company both as shareholders and customers. We remind you that the best way to enhance your investment is to do business with Thomasville National Bank and TNB Financial, while encouraging others to do so as well.

Sincerely,

Stephen H Cheney — Charles H. Hodges III

Stephen H. Cheney
PRESIDENT/CEO

Charles H. Hodges, III
EXECUTIVE VICE-PRESIDENT

TEN YEARS & GROWING STRONG


TNB

IT'S ALL ABOUT COMMUNITY. WHETHER VOLUNTEERING AS A YOUTH COACH WITH THE YMCA OR SERVING ON THE BOARDS OF COUNTLESS CIVIC GROUPS, TNB PRESIDENT STEPHEN CHENEY DEVOTES MOST OF HIS ENERGY TO HELPING THOMASVILLE REMAIN SPECIAL.

—Times-Enterprise



OCTOBER 12, 1998
REMINGTON BRANCH OPENS



JANUARY 6, 1997
TNB MOVES TO ITS NEW MAIN OFFICE ON BROAD STREET

MARCH 1, 1996
GROUND-BREAKING FOR MAIN OFFICE



Thomasville High girls advance in state tourney / See page 1B

Thomasville Times-Enterprise

Vol. 107, No. 53 — Saturday, March 2, 1996 — Thomasville, Georgia — 50 Cents

Telephone: 226-2400

Bank breaks ground

Clinton still faces battle in Georgia

President improves in polls but could have hard time repeating '92 win



JUNE 29, 1995
BANK CHARTER IS APPROVED



OCTOBER 2, 1995
TNB OPENS ITS DOORS IN OFFICE TRAILER

JUNE 30, 1999
TOTAL ASSETS SURPASSED $100 MILLION



TNB posts record earnings

Staff Reports

Thomasville National Bank has released its second quarter operating results. During the period, the bank's assets surpassed $100 million, which resulted in record quarterly earnings.

Total assets as of June 30 were $103,506,753, an increase of $12,110,678 or 13 percent for the quarter and 36 percent over the same period last year. Loan growth was also outstanding, with total loans increasing $9,149,429 to $86,964,290.

Net income for the quarter was $331,451 compared to $269,660 for the first quarter of 1999. Strong loan growth and an improving net interest margin drove this sharp increase in earnings. In addition, mortgage fee income was up, and the bank's operating efficiency con-


$21,088,828
$43,752,165
$64,894,489
$87,609,812
$112,253,119
$141,107,664
YEAR END ASSETS
1995
1996
1997
1998
1999
20

FOR TNB, OUR TIMELINE AND GROWTH CHART ARE FAR MORE THAN HISTORIES. THEY ARE TESTAMENTS TO PEOPLE AND TO COMMUNITY. WE SINCERE

JUNE 15, 2000
TNB PAYS 1ST SHAREHOLDERS' DIVIDEND

Locally-owned bank reaches milestone

TNB announces first dividends

By Laura Cassels
laura.cassels@thomnews.com

THOMASVILLE — A promise five years ago to reward investors for supporting creation of a locally-owned bank was fulfilled Tuesday when officers of Thomasville National Bank announced issuance of the bank's first dividends, starting June 15.

"The bank h...

"The bank has done extraordinarily well. It has far exceeded our expectations."
Stephen Cheney
Thomasville National Bank's president and CEO

Last year was a banner year for TNB in growth and earnings. Total assets at year's end were nearly $112.3 million, up 28 percent from the previous year. Total loans grew by $21.5 million to $91.2 million, and net earnings for 1999 were $1.25 million, up 34 percent since 1998.

First-quarter net earnings were 54 percent higher than in the first quarter of 1999, the bank officers said, and assets increased by $3 million.

Bank founders had ...


GEORGIA
100
Best of Business 2003

MAY 10, 2003
THOMASVILLE BANCSHARES, INC., THE PARENT COMPANY OF THOMASVILLE NATIONAL BANK AND TNB FINANCIAL, IS NAMED ONE OF GEORGIA'S TOP 100 PUBLIC COMPANIES BY THE ATLANTA JOURNAL CONSTITUTION

ASSETS SURPASS $200 MILLION


The Atlanta Journal-Constitution
ajc.com
Presenting sponsor
AirTran
AIRWAYS
Platinum sponsor
100
GEORGIA
ajc Best of Business 2005



JUNE 12, 2005
FOR A SECOND TIME, THOMASVILLE BANCSHARES, INC., IS NAMED ONE OF GEORGIA'S TOP 100 PUBLIC COMPANIES BY THE ATLANTA JOURNAL CONSTITUTION

$276,465,818

TNB FINANCIAL

$239,883,837

2004
TNB REPORTS RECORD GROWTH AND EARNINGS

OCTOBER 12, 2001
TNB FINANCIAL IS FORMED

$205,490,172

$185,388,347

$153,268,376



JULY 1, 2002
JOSEPH PARKER & COMPANY, INC. FINANCIAL MANAGEMENT COMPANY IS ACQUIRED

Joseph Parker & Company, Inc.



FEBRUARY 11, 2002
TNB FINANCIAL OPENS ITS DOORS NEXT DOOR TO TNB

TNB 1995 • 2005 10 YEARS

2001 2002 2003 2004 2005

...YONE WHO BELIEVED IN A TRUE LOCAL BANK, MADE IT AN UNPRECEDENTED SUCCESS, AND REMAIN PART OF TNB'S FAMILY FOR THE NEXT BRIGHT DECADE.

FINANCIAL HIGHLIGHTS


TOTAL ASSETS
00 $141,107,644
01 $153,268,376
02 $185,388,347
03 $205,490,172
04 $239,883,837
05 $276,465,818
TOTAL DEPOSITS
00 $126,390,000
01 $133,216,670
02 $154,377,180
03 $165,923,516
04 $199,206,563
05 $238,434,057
TOTAL LOANS
00 $108,481,000
01 $135,900,508
02 $156,622,040
03 $181,710,732
04 $206,553,164
05 $227,911,275
NET INCOME
00 $1,518,568
01 $1,682,027
02 $1,756,968
03 $1,956,705
04 $2,655,407
05 $3,549,499
EARNINGS PER SHARE*
00 $.55
01 $.61
02 $.62
03 $.68
04 $.90
05 $1.21
*Adjusted for stock split.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31		2005		2004		2003
For The Year						
Total Revenue	**$**	**18,307,195**	$	14,415,725	$	12,519,111
Net Income	**$**	**3,549,499**	$	2,655,407	$	1,956,705
Common Dividend Paid	**$**	**734,845**	$	657,363	$	649,601
Per Common Share*						
Net Income-Basic	**$**	**1.21**	$	.90	$	.68
Net Income-Diluted	**$**	**1.16**	$	.88	$	.67
Common Stock Closing Price	**$**	**20.87**	$	13.25	$	10.95
Book Value	**$**	**7.65**	$	6.65	$	5.99
Financial Ratios (TNB)						
Return on Average Assets		**1.46%**		1.30%		1.10%
Return on Average Equity		**17.78%**		16.48%		13.75%
Net Interest Margin		**4.20%**		3.91%		3.79%
Efficiency Ratio		**47.07%**		48.77%		52.46%
At December 31						
Total Assets	**$**	**276,465,818**	$	239,883,837	$	205,490,172
Loans	**$**	**227,911,275**		206,553,165	$	181,710,732
Allowance for Loan Loss	**$**	**2,712,745**	$	2,224,845	$	1,960,822
Deposits	**$**	**237,877,373**	$	199,206,563	$	165,499,759
Total Shareholders Equity	**$**	**22,477,018**	$	19,521,540	$	17,301,506
Weighted Average Shares Outstanding	**$**	**2,939,381**	$	2,935,849	$	1,467,038

*Adjusted for stock split.

TABLE OF CONTENTS

REPORT OF INDEPENDENT ACCOUNTANTS 9

CONSOLIDATED BALANCE SHEETS 10

CONSOLIDATED STATEMENTS OF INCOME 11

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY 12

CONSOLIDATED STATEMENTS OF CASH FLOWS 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

BOARD OF DIRECTORS 32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Thomasville Bancshares, Inc.
Thomasville, Georgia

We have audited the accompanying consolidated balance sheets of Thomasville Bancshares, Inc. and subsidiaries, (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomasville Bancshares, Inc., and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Francis & Co. CPAs
Atlanta, Georgia
March 17, 2006

CONSOLIDATED BALANCE SHEETS

As of December 31,		**2005**		2004
ASSETS				
Cash and due from banks	**$**	**9,660,989**	$	5,963,843
Federal funds sold, net		17,921,281		662,263
Total cash and cash equivalents	**$**	**27,582,270**	$	6,626,106
Securities:				
Available-for-sale at fair value		**12,301,618**		18,421,154
Loans, net		**224,358,330**		204,328,320
Property and equipment, net		**5,630,095**		4,815,924
Goodwill		**3,372,259**		3,372,259
Other assets		**3,221,246**		2,320,074
Total Assets	**$**	**276,465,818**	$	239,883,837
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits				
Non-interest bearing deposits	**$**	**32,666,624**	$	26,063,129
Interest bearing deposits		**205,210,749**		173,143,434
Total deposits	**$**	**237,877,373**	$	199,206,563
Federal funds purchased		**—**		1,097,000
Borrowings		**11,067,263**		19,376,107
Junior subordinated debentures		**4,000,000**		—
Other liabilities		**1,044,164**		682,627
Total Liabilities	**$**	**253,988,800**	$	220,362,297
Commitments and Contingencies				
Shareholders' Equity:				
Common stock, 1.00 par value, 10,000,000 shares authorized; 2,940,507 (2005) and 2,937,625 (2004) shares issued and outstanding	**$**	**2,940,507**	$	2,937,625
Paid-in-capital		**8,160,931**		7,872,245
Retained earnings		**11,553,880**		8,739,226
Accumulated other comprehensive income		**(178,300)**		(27,556)
Total Shareholders' Equity	**$**	**22,477,018**	$	19,521,540
Total Liabilities and Shareholders' Equity	**$**	**276,465,818**	$	239,883,837

REFER TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,		**2005**		2004
Interest Income:				
Interest and fees on loans	**$**	**14,598,226**	$	11,312,578
Interest on investment securities		**546,663**		442,366
Interest on federal funds sold		**302,033**		62,106
Total interest income	**$**	**15,446,922**	$	11,817,050
Interest Expense:				
Interest on deposits and borrowings		**5,537,075**		3,677,496
Net interest income	**$**	**9,909,847**	$	8,139,554
Provision for possible loan losses		**495,000**		510,000
Net interest income after provision for possible loan losses	**$**	**9,414,847**	$	7,629,554
Other Income:				
Fees, money management	**$**	**1,012,000**	$	1,025,396
Service fees on deposit accounts		**665,479**		644,055
Trust services		**708,091**		473,765
Miscellaneous, other		**474,703**		455,459
Total other income	**$**	**2,860,273**	$	2,598,675
Other Expenses:				
Salaries and benefits	**$**	**3,725,733**	$	3,252,251
Data processing and ATM		**312,113**		216,415
Advertising and public relations		**377,342**		337,319
Depreciation		**319,042**		395,149
Professional fees		**379,733**		326,532
Other operating expenses		**1,695,445**		1,474,954
Total other expenses	**$**	**6,809,408**	$	6,002,620
Income before income tax	**$**	**5,465,712**	$	4,225,609
Income tax		**1,916,213**		1,570,202
Net income	**$**	**3,549,499**	$	2,655,407
Basic earnings per share	**$**	**1.21**	$	.90
Diluted earnings per share	**$**	**1.16**	$	.88
Weighted average number of shares outstanding:				
Basic		**2,939,381**		2,935,849
Diluted		**3,050,964**		3,023,461

REFER TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years ended December 31, 2004 and 2005

	Common Stock		Paid-In-	Retained	Accumulated Other Comprehensive	
	Shares	Par Value	Capital	Earnings	Income	Total
Balance, December 31, 2003	2,934,076	$ 2,934,076	$ 7,615,280	$ 6,759,183	$ (7,033)	$ 17,301,506
Comprehensive income:						
Net income, 2004	—	—	—	2,655,407	—	2,655,407
Net unrealized (loss), securities	—	—	—	—	(20,523)	(20,523)
Total comprehensive income	—	—	—	2,655,407	(20,523)	2,634,884
Issuance of stock	3,549	3,549	37,108	—	—	40,657
Restricted stock	—	—	219,857	—	—	219,857
Dividends paid	—	—	—	(675,364)	—	(675,364)
Balance, December 31, 2004	2,937,625	$ 2,937,625	$ 7,872,245	$ 8,739,226	$ (27,556)	$ 19,521,540
Comprehensive income:						
Net income, 2005	—	—	—	3,549,499	—	3,549,499
Net unrealized (loss), securities	—	—	—	—	(150,744)	(150,744)
Total comprehensive income	—	—	—	3,549,499	(150,744)	3,398,755
Issuance of stock	2,882	2,882	50,214	—	—	53,096
Restricted stock	—	—	238,472	—	—	238,472
Dividends paid	—	—	—	(734,845)	—	(734,845)
Balance, December 31, 2005	2,940,507	$ 2,940,507	$ 8,160,931	$ 11,553,880	$ (178,300)	$ 22,477,018

REFER TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,		2005		2004
Cash flows from operating activities:				
Net income	$	**3,549,499**	$	2,655,407
Adjustments to reconcile net income to				
net cash provided by operating activities:				
Provisions for loan losses		**495,000**		510,000
Depreciation		**319,042**		395,149
Net amortization, securities		**52,024**		141,436
Deferred asset		**238,473**		219,857
Write down of goodwill		**—**		45,000
(Increase) in receivables and other assets		**(823,517)**		(221,568)
Increase in payables and other liabilities		**361,537**		(1,015,626)
Net cash provided by operating activities	$	**4,192,058**	$	2,729,655
Cash flows from investing activities:				
Purchase of securities, AFS	$	**(8,501,188)**	$	(13,272,221)
Maturity and calls of securities, AFS		**14,340,300**		4,100,000
(Increase) in loans, net		**(20,525,010)**		(25,088,410)
Purchase of premises and equipment		**(1,133,213)**		(929,247)
Net cash used in investing activities	$	**(15,819,111)**	$	(35,189,878)
Cash flows from financing activities:				
Issuance of stock	$	**53,096**	$	40,657
Increase in deposits		**38,670,810**		33,706,804
(Decrease) in borrowed funds				
and federal funds purchased		**(5,405,844)**		(517,547)
Dividends paid		**(734,845)**		(675,364)
Net cash provided by financing activities	$	**32,583,217**	$	32,554,550
Net increase in cash and cash equivalents	$	**20,956,164**	$	94,327
Cash and cash equivalents,				
beginning of period		**6,626,106**		6,531,779
Cash and cash equivalents, end period	$	**27,582,270**	$	6,626,106
Supplemental Information:				
Income taxes paid	$	**1,969,719**	$	1,372,658
Interest paid	$	**5,482,571**	$	3,678,314

REFER TO NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Organization of the Business

Thomasville Bancshares, Inc., Thomasville, Georgia (the "Company") was organized in January, 1995 to serve as a holding company for a proposed de novo bank, Thomasville National Bank, Thomasville, Georgia (the "Bank"). The Company commenced banking operations on October 2, 1995. The Bank is primarily engaged in the business of obtaining deposits and providing commercial consumer and real estate loans to the general public. The Bank also offers trust services. The Bank operates out of two banking offices, both in Thomasville, Georgia. The Bank's deposits are each insured up to $100,000 by the Federal Deposit Insurance Corporation (the "FDIC") subject to certain limitations imposed by the FDIC. In addition to the Bank, the Company has one other subsidiary, TNB Financial Services, Inc. (the "TNBFS"), through which the Company offers brokerage and money management services. On July 15, 2004, the Company effected a two-for-one stock split.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation and Reclassification.

The consolidated financial statements include the accounts of the Company and its two subsidiaries, the Bank and TNBFS, after elimination of intercompany transactions and balances. In accordance with FASB Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities", Thomasville Capital Trust I (the "TCTI") is considered a related-party to the Company, and its financial results are not consolidated in the Company's financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation; such reclassifications had no impact on net income or shareholders' equity.

Basis of Accounting.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses, the fair value of financial instruments, and the status of contingencies.

Cash, Due from Banks and Federal Funds Sold.

The Company maintains deposit relationships with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risks associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on the above accounts.

Securities.

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Securities to be held for indefinite periods of time are classified as available-for-sale and carried at fair value with the unrealized holding gains/losses reported as a component of other comprehensive income, net of tax. Generally, in the available-for-sale category are securities that are held to meet investment objectives such as interest rate risk, liquidity management and asset-liability management strategies among others. The classification of investment securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase. The Company does not have any held-to-maturity or trading securities as of December 31, 2005 and 2004. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans.

Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported based on the level-yield method. The Bank does not charge commitment fees; it does, however, charge a loan origination fee that is taken into income to the extent that it offsets the direct costs of initiating the loan.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the agreement, including scheduled principal and interest payments. Impairment is evaluated on an individual loan basis. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Allowance for Possible Loan Losses.
The allowance for possible loan losses (the "Allowance") represents management's estimate of probable losses inherent in the loan portfolio. The Allowance is established through provisions charged to operations. Loans deemed to be uncollectible are charged against the Allowance, and subsequent recoveries, if any, are credited to the Allowance. The adequacy of the Allowance is based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The evaluation for the adequacy of the Allowance is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's Allowance. Such agencies may require the Company to recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

The Company's allowance for possible loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Company.

Property and Equipment.
Building, furniture, and equipment are stated at cost, net of accumulated depreciation. Land is carried at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in operations. The Company had no capitalized lease obligations at December 31, 2005 and 2004.

Trust and Money Management Assets and Income.
Property and funds held by the Company and its subsidiaries in a fiduciary or other capacity for the benefit of its customers are not included in the accompanying consolidated financial statements since such items are not assets of the Company. Income earned from fees charged against trust assets, including money management services, are recognized in the Company's consolidated income statements.

Other Real Estate.
Other real estate represents property acquired by the Company in satisfaction of a loan. Other real estate is carried at the lower of: (i) cost or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on the sale of the property and any subsequent adjustments to reflect changes in fair value of the property are reflected in the income statement. Recoverable costs relating to the development and improvement of the property are capitalized whereas routine holding costs are charged to expense.

Income Taxes.
Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives recognition to changes in tax rates and laws.

A valuation allowance for deferred tax assets is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income (in the near-term based on current projections), and tax planning strategies.

The operating results of the Company and its subsidiary are included in consolidated income tax returns.

Stock-Based Compensation.
Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations by accounting standards setters. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the measurement date, which is generally the date of grant, no compensation expense is recognized on options granted. Compensation expense for non-vested stock awards is based on the market price of the stock on the measurement date, which is generally the date of grant, and is recognized ratably over the service period of the award.

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," as amended by SFAS 148, requires pro forma disclosures of net income and earnings per share for companies not adopting its fair value accounting method for stock-based employee compensation. The pro forma disclosures as required under SFAS 123 and 148 are presented below.

	Year Ended December 31,	
	2005	2004
Net income, as reported	**$ 3,549,499**	$ 2,655,407
Stock-based compensation expense	**(8,921)**	(3,937)
Pro-forma (fair value) net income	**$ 3,540,578**	$ 2,651,470
Basic income per share:		
As reported	**$ 1.21**	$ .90
Pro-forma	**$ 1.21**	$ .90
Diluted income per share:		
As reported	**$ 1.16**	$ .88
Pro-forma	**$ 1.16**	$ .88
Pro-forma value of option issued	**$ 4.16**	N/A

The pro-forma (fair value) was estimated at the date of grant using a Black-Scholes option pricing model ("BLSC Model"). BLSC Model requires the input of highly subjective assumptions, including the expected stock price volatility, and risk-free interest rates. Since changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, existing models (such as the BLSC Model) do not necessarily provide a reliable single measure of the fair value of the Company's options and warrants.

Below are details concerning the input assumptions utilized in conjunction with BLSC Model to produce the estimates for pro-forma (fair value) income for the periods below.

	Year Ended December 31,	
	2005	2004
Risk-free interest rate	**4.10%**	— %
Dividend yield	**1.7%**	— %
Volatility factor	**13.0%**	— %
Weighted average life of option	**10 yrs**	—

The Company expects to adopt the provisions of SFAS No. 123, "Share-Based Payment (Revised 2004)," on January 1, 2006. Among other things, SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant.

Cash and Cash Equivalents.
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions that have an initial maturity of less than 90 days, federal funds sold and resell agreements. Net cash flows are reported for loans, loans held for sale, deposit transactions, and short-term borrowings.

Goodwill.
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Fair values of reporting units are determined using either discounted cash flow analyses based on internal financial forecasts or, if available, market-based valuation multiples for comparable businesses. Impairment charges of $0 and $45,000, respectively, were identified for the years ended December 31, 2005 and 2004.

Operating Segments.
The Company determined, in accordance with Financial Accounting Standards No. 131, "Disclosure about Segment of an Enterprise and Related Information," that it engages in two business segments: (i) Community/urban banking, including traditional banking services and other, enhanced services, such as trust services, all provided through the Bank subsidiary and (ii) Money management services provided through TNBFS. Under Note 18, Segment Reporting, the activities of the Parent Company and those of a related company, TCTI, were combined and reported under a third column.

Earnings Per Share.
Basic earnings per share is determined by dividing net income by the weighted-average number of common shares outstanding. Diluted income per share is determined by dividing net income by the weighted average number of common shares outstanding increased by the number of common shares that would be issued assuming exercise of stock options. This also assumes that only options with an exercise price below the existing market price will be exercised. In computing net income per share, the Company uses the treasury stock method.

Comprehensive Income.
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Comprehensive income for calendar years 2005 and 2004 are shown in the consolidated statements of changes in shareholders' equity.

Recent Accounting Pronouncements.
SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to

the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Company on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Company will transition to fair-value based accounting for stock-based compensation using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

FASB Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and It's Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

Note 3 Federal Funds Sold

The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 2005 and 2004, federal funds sold amounted to $17,921,281 and $662,263, respectively; federal funds purchased amounted to $0 and $1,097,000 at December 31, 2005 and 2004, respectively.

Note 4 Securities Available-for-Sale

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2005 follow:

Description		Amortized Costs		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Values
U.S. Agency	$	10,641,880	$	—	$	(270,152)	$	10,371,728
Georgia Tax Credit Fund		295,390		—		—		295,390
Corporate equity		290,000		—		—		290,000
FRB, FHLB stock		1,344,500		—		—		1,344,500
Total securities	$	12,571,770	$	—	$	(270,152)	$	12,301,618

All national banks are required to hold FRB stock and all members of the Federal Home Loan Bank are required to hold FHLB stock. Since no ready market exists for either stock, both FRB and FHLB stocks are reported at cost.

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2004 follow:

Description		Amortized Costs		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Values
U.S. Agency	$	16,437,807	$	15,883	$	(57,634)	$	16,396,056
Georgia Tax Credit Fund		348,298		—		—		348,298
Corporate equity		290,000		—		—		290,000
FRB, FHLB stock		1,386,800		—		—		1,386,800
Total securities	$	18,462,905	$	15,883	$	(57,634)	$	18,421,154

The amortized costs and estimated market values of securities available-for-sale at December 31, 2005, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Costs		Estimated Market Values
Due in one year or less	$	52,908	$	52,908
Due after one through five years		9,884,362		9,626,241
Due after five through ten years		1,000,000		987,969
FRB, FHLB, corporate equity (no maturity)		1,634,500		1,634,500
Total securities	$	12,571,770	$	12,301,618

There were no sales of securities during the calendar years 2005 and 2004. As of December 31, 2005 and 2004, securities with aggregate par values of $8,950,000 and $14,046,000, respectively, were pledged to secure public funds, repurchase agreements and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and further segregated by the length of time (less than or over twelve months) that the securities have been in a continuous loss position follows:

December 31, 2005

	Less than Twelve Months		Over Twelve Months		Total	
Description	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agency and Government Corporations	$ 5,973,302	$ (120,931)	$ 4,398,426	$ (149,221)	$ 10,371,728	$ (270,152)
Total	$ 5,973,302	$ (120,931)	$ 4,398,426	$ (149,221)	$ 10,371,728	$ (270,152)

December 31, 2004

	Less than Twelve Months		Over Twelve Months		Total	
Description	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agency and Government Corporations	$ 7,043,006	$ (17,075)	$ 3,233,324	$ (40,559)	$ 10,276,330	$ (57,634)
Total	$ 7,043,006	$ (17,075)	$ 3,233,324	$ (40,559)	$ 10,276,330	$ (57,634)

Unrealized losses in the securities portfolio amounted to $270,152 (2005) and $57,634 (2004) representing 2.20% (2005) and .31% (2004) of the total portfolio. All of the unrealized losses relate to U.S. Agency securities and U.S. government corporations. These unrealized losses were caused by fluctuations in market interest rates, rather than concerns over the credit quality of the issuers. The Company believes that the U.S. Agencies and government corporations will continue to honor their interest payments on time as well as the full debt at maturity. Because the unrealized losses are due to fluctuations in the interest rate, and no credit-worthiness factors exist, the Company believes that the investments are not considered other-than-temporarily impaired.

Note 5 Loans

The composition of net loans by major loan category, as of December 31, 2005 and 2004, follows:

	December 31,	
	2005	2004
Commercial, financial, agricultural	**$ 68,741,251**	$ 48,497,768
Real estate - construction	**10,171,135**	7,919,158
Real estate - mortgage	**139,020,310**	138,978,409
Installment	**9,138,380**	11,157,830
Loans, gross	**$ 227,071,076**	$ 206,553,165
Deduct:		
Allowance for loan losses	**(2,712,746)**	(2,224,845)
Loans, net	**$ 224,358,330**	$ 204,328,320

The Company considers impaired loans to include all restructured loans, loans on which the accrual of interest has been discontinued, loans that are not performing in accordance with agreed upon terms, and all other loans that are performing according to the loan agreement but may have substantive indication of potential credit weakness. At December 31, 2005 and 2004, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, amounted to approximately $3,563,148 and $3,582,215, respectively. The average recorded investment in impaired loans amounted to approximately $3,673,112 and $3,111,468 for the years ended December 31, 2005 and 2004, respectively. The Allowance related to impaired loans amounted to approximately $258,876 and $435,817 at December 31, 2005 and 2004, respectively. The balance of the Allowance in excess of the above specific reserves is available to absorb the inherent losses of all other loans. Interest income recognized on impaired loans for the years ended December 31, 2005 and 2004 amounted to $290,764 and $213,496, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended

December 31, 2005 and 2004. Loans on non-accrual status at December 31, 2005 and 2004 had outstanding balances of $624,168 and $1,806,413, respectively. Interest recognized on non-accruing loans at December 31, 2005 and 2004 was $18,494 and $68,356, respectively. The company has no commitments to lend additional funds to borrowers whose loans have been modified.

Note 6 Allowance for Possible Loan Losses

The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The Allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The Allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Individual consumer loans are predominantly undersecured, and the allowance for possible losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real-estate, receivables, inventory, machinery, equipment, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

Activity within the Allowance account for the years ended December 31, 2005 and 2004 follows:

	Year ended December 31,	
	2005	2004
Balance, beginning of year	**$ 2,224,845**	$ 1,960,822
Add: Provision for loan losses	**495,000**	510,000
Add: Recoveries of previously charged off amounts	**108,618**	12,269
Total	**$ 2,828,463**	$ 2,483,091
Deduct: Amount charged-off	**(115,717)**	(258,246)
Balance, end of year	**$ 2,712,746**	$ 2,224,845

Note 7 Property and Equipment

Buildings, furniture and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets at December 31, 2005 and 2004 follow:

	Year ended December 31,	
	2005	2004
Land	$ 1,978,356	$ 1,044,724
Buildings	3,618,845	2,698,214
Furniture, equipment	2,160,951	2,529,495
Construction in progress	13,433	704,911
Property and equipment, gross	$ 7,771,585	$ 6,977,344
Deduct: Accumulated depreciation	(2,141,490)	(2,161,420)
Property and equipment, net	$ 5,630,095	$ 4,815,924

Depreciation expense for the years ended December 31, 2005 and 2004 amounted to $319,042 and $395,149, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture and equipment	3 to 7	Straight-line
Building	39	Straight-line

During calendar year 2005, one of the subsidiaries purchased land in the amount of $933,632. The land was purchased for the subsidiary's future expansion plan which will require an additional capital outlay. During calendar year 2006, the Bank intends to expand an existing branch in Thomasville, Georgia.

Note 8 Commitments and Contingencies

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Company uses the same credit and collateral policies in making commitments as those it uses in making loans.

At December 31, 2005 and 2004, the Company had unused loan commitments of approximately $45.4 million and $25.1 million, respectively. Additionally, standby letters of credit of approximately $5.7 million and $4.4 million were outstanding at December 31, 2005 and 2004, respectively. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

The Company and its subsidiaries are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company and its subsidiary.

Please refer to Note 14 concerning stock options earned by directors and executive officers.

Note 9 Borrowings

Borrowings from FHLB totaled $10,841,667 and $16,341,667 at December 31, 2005 and 2004, respectively. Below are additional details concerning these borrowings:

	Outstanding Borrowings December 31, 2005	2004	Rate	First Possible Interest Adjustment or Call Date	Principal Amortizing	Maturity Date
	$ 1,000,000	$ 1,000,000	4.80%	N/A	No	1-23-06
	1,000,000	1,000,000	5.13%	N/A	No	1-22-07
	1,000,000	1,000,000	3.81%	N/A	No	11-19-07
	1,000,000	1,000,000	5.26%	N/A	No	4-21-09
	1,000,000	1,000,000	4.45%	N/A	No	9-06-11
	2,000,000	2,000,000	4.70%	9-14-06	No	9-14-11
	2,175,000	2,475,000	4.08%	N/A	Yes	3-19-13
	1,666,667	1,866,667	4.36%	N/A	Yes	4-14-14
	—	1,000,000	4.27%	N/A	No	1-24-05
	—	1,000,000	4.62%	N/A	No	5-16-05
	—	1,000,000	2.21%	N/A	No	6-04-05
	—	1,000,000	2.35%	N/A	No	11-21-05
	—	1,000,000	2.57%	N/A	No	12-04-05
Total	**$ 10,841,667**	$ 16,341,667	N/A	N/A	N/A	N/A

FHLB has the option to convert one of the above advances into other adjustable instruments or demand full payment on the adjustment date indicated above. This particular advance has an adjustment or call date. At December 31, 2005 and 2004, the above borrowings were secured by a blanket lien on all residential first mortgages held by the Bank. At December 31, 2005 and 2004, the balance on the above mortgages amounted to approximately $81.8 million and $72.7 million, respectively. In addition, the above borrowings were also secured by FHLB stock carried on the Company's balance sheets at $1,058,300 and $1,139,300 at December 31, 2005 and 2004, respectively. Interest expense incurred on FHLB borrowings during calendar years 2005 and 2004 amounted to $578,980 and $739,058, respectively.

On June 27, 2002, the Company executed, under a twelve-year line of credit agreement (the "LOC"), a $4.0 million loan with an unrelated financial institution. For the initial two years, only quarterly interest payments are required; thereafter, a 10% annual principal reduction, together with quarterly interest payments are required by the lender. The LOC carries a rate of prime less 1%, and it is secured by the Bank's common stock. The LOC includes several positive and negative covenants that, in effect, protect the lender in the event the Company experiences financial reversals. At December 31, 2005 and 2004, the principal balance outstanding on the above LOC was $0 and $2,728,840, respectively. For the years ended December 31, 2005 and 2004, the Company incurred $29,562 and $92,439, respectively, in interest expense relating to the above LOC.

Prior to the Company's acquisition of TNBFS (formerly Joseph Parker and Company, the "JPC"), JPC incurred a long-term liability which remained on the books following the acquisition. The liability is unsecured and requires a quarterly payment of principal and interest of $16,250. At December 31, 2005 and 2004, the outstanding balance on the above indebtedness was $225,596 and $305,600, respectively. Interest expense incurred with respect to the above indebtedness amounted to $18,048 and $25,600, respectively, for the years ended December 31, 2005 and 2004.

At December 31, 2005, one wholly-owned subsidiary grantor trust had issued $4.0 million in trust preferred securities. Trust preferred securities accrue and pay quarterly interest at specified annual rates as provided in the indentures. The trust, or TCTI, used the net proceeds from the offering to purchase $4.0 million of Junior Subordinated Debentures (the "Debentures") of the Company. These Debentures are TCTI's sole asset. The Company's obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligation of TCTI. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption, as provided by the indentures. The Company has the right to redeem the

Debentures at par, in whole or in part, on any interest payment date on or after five years from the first interest payment date. TCTI issued $4.0 million trust preferred securities on March 30, 2005, with a maturity date of June 30, 2035. The rate of interest is floating at the three-month LIBOR plus 1.90%.

Note 10 Deposits

The following details deposit accounts at December 31, 2005 and 2004:

	December 31,	
	2005	2004
Non-interest bearing deposits	**$ 32,666,624**	$ 26,063,129
Interest bearing deposits:		
NOW accounts	**53,871,809**	36,699,080
Money market accounts	**84,794,721**	67,114,089
Savings	**7,520,376**	7,145,600
Time, less than $100,000	**21,419,508**	29,351,344
Time, $100,000 and over	**37,604,335**	32,833,321
Total deposits	**$ 237,877,373**	$ 199,206,563

At December 31, 2005, the scheduled maturities of all certificates of deposit were as follows:

Year Ended December 31,	Amount
2006	$ 50,941,545
2007	2,435,708
2008	1,939,553
2009	1,935,911
2010	1,771,126
Total	$ 59,023,843

Note 11 Interest on Deposits and Borrowings

A summary of interest expense for the years ended December 31, 2005 and 2004 follows:

	December 31,	
	2005	2004
Interest on NOW accounts	**$ 752,595**	$ 259,601
Interest on money market accounts	**2,116,909**	1,113,424
Interest on savings accounts	**96,671**	64,811
Interest on CDs under $100,000	**710,495**	738,096
Interest on CDs $100,000 and over	**1,056,770**	628,867
Interest, other borrowings	**803,635**	872,697
Total interest on deposits and borrowings	**$ 5,537,075**	$ 3,677,496

Note 12 Other Operating Expenses

A summary of other operating expenses for the years ended December 31, 2005 and 2004 follows:

	December 31,	
	2005	2004
Postage and delivery	**$ 115,487**	$ 106,053
Supplies and printing	**147,150**	117,331
Regulatory assessments	**119,873**	94,121
Taxes & insurance	**199,692**	170,488
Utilities & telephone	**160,855**	152,671
Repairs & maintenance	**201,916**	148,003
Service contracts	**143,845**	155,325
Directors' fees	**147,000**	171,357
Other expenses	**459,627**	359,605
Total other operating expenses	**$ 1,695,445**	$ 1,474,954

Note 13 Income Taxes

As of December 31, 2005 and 2004, the Company's provision for income taxes consisted of the following:

	December 31,	
	2005	2004
Current	**$ 1,841,214**	$ 1,480,435
Deferred	**74,999**	89,767
Income tax expense	**$ 1,916,213**	$ 1,570,202

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2005 and 2004 differ from amounts computed by applying the statutory federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	December 31,	
	2005	2004
Federal statutory income tax rate	**34.0%**	34.0%
State income tax, net of Federal benefit	**5.6%**	4.5%
Tax-exempt interest, net	**(5.1%)**	(2.0%)
Change in valuation allowance	**1.6%**	2.1%
Low-income tax credit	**(3.0%)**	(2.5%)
Other	**2.0%**	1.1%
Effective tax rate	**35.1%**	37.2%

The tax effects of the temporary differences that comprise the net deferred tax assets at December 31, 2005 and 2004 are presented below:

	December 31, 2005	December 31, 2004
Deferred tax assets:		
Allowance for loan losses	**$ 922,334**	$ 756,447
Unrealized (loss), securities	**91,852**	14,195
Valuation reserve	**(800,940)**	(710,053)
Net deferred tax asset	**$ 213,246**	$ 60,589

There was a net change in the valuation allowance during calendar years 2005 and 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2005.

Note 14 Related Party Transactions

Stock Options.

During the calendar years 2005 and 2004, the Company granted 18,000 and 0 stock options, respectively, to its employees. Upon surrender with a cash consideration of $12.00, each option will convert into one share of the Company's common stock. These options are vested equally over five years and have an expiration date of ten years from the date of grant. As of December 31, 2005 and 2004, there were 36,464 and 19,200 stock options outstanding, respectively. Pertinent information concerning the options follows:

	December 31, 2005	December 31, 2004
Options granted	**18,000**	—
Options forfeited	**(736)**	—
Options exercised	**—**	—
Options, beginning of year	**19,200**	19,200
Options, end of year	**36,464**	19,200
Exercise price of options granted	**$ 12.00**	N/A
Average exercise price of options outstanding	**$ 10.12**	$ 8.36
Weighted average remaining contractual life	**7.2 yrs**	6.1 yrs
Number of options exercisable	**18,464**	19,200
Weighted average exercise price	**$ 8.29**	$ 8.35

Other Compensation and Benefit Plans.

The Company has a profit sharing plan as well as a savings plan administered under the provisions of the Internal Revenue Code Section 401(K). During the calendar years 2005 and 2004, the Company contributed $376,000 and $299,750, respectively, to the above plans.

Compensation of Executive Officers and Directors.

In March 1996, the Board of Directors of the Company approved a deferred compensation plan (the "Plan") for the Company's and Bank's directors which grants to each member restricted shares of the Company's common stock for attending Board/Committee meetings. Restricted stock awards were later extended to members of TNBFS's Board of Directors for their service as Board members. Shares of restricted stock granted pursuant to the Plan shall not vest until the earlier to occur of: (a) the retirement of a director from the Company's Board of Directors; or (b) a change in control of the Company. On several occasions, shares of restricted stock have been awarded to executive officers of the Company and its subsidiaries. These shares vest only upon the officers' retirement or upon a change in control. For the years ended December 31, 2005 and 2004, 11,844 and 17,999 shares of restricted stock, respectively, were awarded. At December 31, 2005 and 2004, 100,108 and 88,264 shares of restricted stock, respectively, were outstanding.

Borrowings and Deposits by Directors and Executive Officers.

Certain directors, principal officers and companies with which they are affiliated are customers of and have banking transactions with the Bank in the ordinary course of business. As of December 31, 2005 and 2004, loans outstanding to directors, their related interests and executive officers aggregated $10,282,237 and $13,022,072, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, loans to related parties did not involve more than normal credit risk or present other unfavorable features.

A summary of the related party loan transactions during the calendar years 2005 and 2004 follows:

	Insider Loan Transactions 2005	Insider Loan Transactions 2004
Balance, beginning of year	**$ 13,022,072**	$ 11,595,556
New loans	**5,448,319**	4,488,080
Less: Principal reductions	**(8,188,154)**	(3,061,564)
Balance, end of year	**$ 10,282,237**	$ 13,022,072

Deposits by directors and their related interests, as of December 31, 2005 and 2004 approximated $15,583,244 and $9,482,049, respectively.

Note 15 Concentrations of Credit

The Company originates primarily commercial, residential, and consumer loans to customers in Thomas County, Georgia, and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on economic conditions prevailing at the time in Thomas County and the surrounding counties.

Approximately seventy-three percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth under Note 5.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's statutory capital, or approximately $3,765,000.

Note 16 Regulatory Matters

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the FRB. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiary includes a national bank, which is insured by the FDIC.

Various requirements and restrictions under federal and state laws regulate the operations of the Company. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of the loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary bank. The subsidiary bank is subject to limitations under federal law in the amount of dividends it may declare. At December 31, 2005, approximately $2.6 million of the Bank's retained earnings was available for dividend declaration without prior regulatory approval.

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the FRB. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the FRB exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to the FRB's reserve requirements, the Bank was required to maintain certain cash reserve balances with the Federal Reserve System of approximately $3.0 million and $1.3 million at December 31, 2005 and 2004, respectively.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank, as of December 31, 2005, meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the Bank was considered to be Well Capitalized. There are no conditions or events since December 31, 2005 that management believes have changed the Bank's Well Capitalized category. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain the following capital ratios:

	Adequately Capitalized	Well Capitalized
Total risk-based capital ratio	8.0%	10.0%
Tier 1 risk-based capital ratio	4.0%	6.0%
Tier 1 leverage ratio	4.0%	5.0%

The Company's and the Bank's actual capital amounts and ratios are presented in the following table:

	Actual		Minimum Regulatory Capital Guidelines for Banks							
			Adequately Capitalized				Well Capitalized			
(Dollars in thousands)	Amount	Ratio	Amount			Ratio	Amount			Ratio
As of December 31, 2005:										
Total capital-risk-based (to risk-weighted assets):										
Bank	$ 24,901	12.4%	$	15,994	≥	8%	$	19,992	≥	10%
Consolidated	25,202	12.4%		16,299	≥	8%		N/A	≥	N/A
Tier 1 capital-risk-based (to risk-weighted assets):										
Bank	$ 22,399	11.2%	$	7,997	≥	4%	$	11,996	≥	6%
Consolidated	22,655	11.1%		8,150	≥	4%		N/A		N/A
Tier 1 capital-leverage (to average assets):										
Bank	$ 22,399	8.2%	$	10,902	≥	4%	$	13,627	≥	5%
Consolidated	22,655	8.2%		11,054	≥	4%		N/A		N/A
As of December 31, 2004:										
Total capital-risk-based (to risk-weighted assets):										
Bank	$ 20,317	11.5%	$	14,102	≥	8%	$	17,628	≥	10%
Consolidated	21,664	12.0%		14,430	≥	8%		N/A	≥	N/A
Tier 1 capital-risk-based (to risk-weighted assets):										
Bank	$ 18,114	10.3%	$	7,051	≥	4%	$	10,577	≥	6%
Consolidated	19,439	10.8%		7,215	≥	4%		N/A		N/A
Tier 1 capital-leverage (to average assets):										
Bank	$ 18,114	7.7%	$	9,383	≥	4%	$	11,729	≥	5%
Consolidated	19,439	8.1%		9,547	≥	4%		N/A		N/A

Note 17 Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosure about Fair Values of Financial Instruments", excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and Due from Banks and Federal Funds Sold.
The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

Available-for-Sale Securities.
Fair values for securities are based on quoted market prices. Fair value for FRB stock and FHLB stock approximate their carrying values based on their redemption provisions.

Loans.
The fair values of the Company's loans and lease financing have been estimated using two methods: (1) the carrying amounts of short-term and variable rate loans approximate fair values excluding certain credit card loans which are tied to an index floor; and (2) for all other loans, the discounting of projected future cash flows. When using the discounting method, loans are pooled in homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair values for all loans, the allowance for loan losses is subtracted from the calculated fair values for consideration of credit issues.

Accrued Interest Receivable.
The carrying amount of accrued interest receivable approximates the fair value.

Deposits.
The carrying amounts of demand deposits and savings deposits approximate their fair values. The methodologies used to estimate the fair values of all other deposits are similar to the two methods used to estimate the fair values of loans. Deposits are pooled in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end.

Borrowings.
The fair value of borrowings are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Accrued Interest Payable.
The carrying amount of accrued interest payable approximates the fair value.

Off-Balance Sheet Instruments.
Fair values of the Company's off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to the Company until such commitments are funded. The Company has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

The following table presents the carrying amounts and fair values of the specified assets and liabilities held by the Company at December 31, 2005 and 2004. The information presented is based on pertinent information available to management as of December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

	December 31, 2005		December 31, 2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 9,660,989**	**$ 9,660,989**	$ 5,963,843	$ 5,963,843
Federal funds sold	**17,921,281**	**17,921,281**	662,263	662,263
Securities available-for-sale	**12,301,618**	**12,301,618**	18,421,154	18,421,154
Loans, net	**224,358,330**	**228,331,627**	204,328,320	204,714,639
Accrued interest receivable	**2,039,420**	**2,039,420**	1,414,147	1,414,147
Financial liabilities:				
Deposits	**$ 237,877,373**	**$ 238,444,264**	$ 199,206,563	$ 199,729,411
Borrowings	**15,067,263**	**15,067,263**	19,376,107	19,530,035
Accrued interest payable	**306,877**	**306,877**	252,373	252,373

Note 18 Segment Reporting

At December 31, 2005 and 2004, the Company operated two major lines of business: (1) banking services including typical banking products as well as enhanced product lines such as trust services. All banking services are provided through the Bank. (2) Money management services including financial planning and asset management for institutional entities and high-net worth individuals. The money management services are provided through TNBFS.

Summarized financial information for the above two segments as well as for "other" are shown in the following tables. The "other" column includes the parent company related items including trust preferred related activity. Expenses for centrally provided services are allocated based on usage. The accounting policies of the individual business units are the same as those of the Company. Prior period amounts have been restated to conform with the current period's presentation.

December 31, 2005

	Bank	Money Management	Parent and Other	Elimination	Total
Net interest income/(expense)	$ 10,135,123	$ (37,513)	$ (187,763)	$ —	$ 9,909,847
Provision for loan losses	495,000	—	—	—	495,000
Net interest income after provision	9,640,123	(37,513)	(187,763)	—	9,414,847
Non-interest income	1,873,755	1,012,000	—	(25,482)	2,860,273
Non-interest expense	6,005,001	763,016	66,873	(25,482)	6,809,408
Income before income taxes	5,508,877	211,471	(254,636)	—	5,465,712
Provision for income taxes	1,835,213	81,000	—	—	1,916,213
Net income	$ 3,673,664	$ 130,471	$ (254,636)	$ 0	$ 3,549,499
Depreciation expense	$ 319,042	$ 0	$ 0	$ 0	$ 319,042
Total assets	$ 272,346,227	$ 1,624,460	$ 30,560,505	$ (28,065,374)	$ 276,564,818

December 31, 2004

	Bank	Money Management	Parent and Other	Elimination	Total
Net interest income/(expense)	$ 8,251,563	$ (21,306)	$ (90,703)	$ —	$ 8,139,554
Provision for loan losses	510,000	—	—	—	510,000
Net interest income after provision	7,741,563	(21,306)	(90,703)	—	7,629,554
Non-interest income	1,582,730	1,031,396	—	(15,451)	2,598,675
Non-interest expense	4,990,398	897,747	129,926	(15,451)	6,002,620
Income before income taxes	4,333,895	112,343	(220,629)	—	4,225,609
Provision for income taxes	1,500,916	41,530	27,756	—	1,570,202
Net income	$ 2,832,979	$ 70,813	$ (248,385)	$ 0	$ 2,655,407
Depreciation expense	$ 395,149	$ 0	$ 0	$ 0	$ 395,149
Total assets	$ 235,704,426	$ 701,758	$ 22,418,142	$ (18,940,489)	$ 239,883,837

Note 19 Dividends

The primary source of funds available to the Company to pay shareholder dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. During calendar years 2005 and 2004, dividends paid to shareholders amounted to $734,845 and $675,364, respectively.

Note 20 Parent Company Financial Information

This information should be read in conjunction with the other notes to the consolidated financial statements.

Parent Company Balance Sheets

	December 31,			
Assets:		**2005**		2004
Cash	**$**	**236,351**	$	131,248
Investment in Bank		**22,220,596**		18,132,521
Investment in TNBFS		**422,804**		292,334
Goodwill, TNBFS		**3,372,259**		3,372,259
Other investments		**290,000**		290,000
Other assets		**18,495**		199,780
Total Assets	**$**	**26,560,505**	$	22,418,142
Liabilities and Shareholders' Equity:				
Accounts payable	**$**	**83,487**	$	167,762
Note payable		**4,000,000**		2,728,840
Total Liabilities	**$**	**4,083,487**	$	2,896,602
Common stock	**$**	**2,940,507**	$	2,937,625
Paid-in-capital		**8,160,931**		7,872,245
Retained earnings		**11,553,880**		8,739,226
Accumulated other comprehensive income		**(178,300)**		(27,556)
Total Shareholders' equity	**$**	**22,477,018**	$	19,521,540
Total Liabilities and Shareholders' equity	**$**	**26,560,505**	$	22,418,142

Parent Company Statements of Income

	Years Ended December 31,	
Revenues:	**2005**	2004
Interest income	**$ 5,470**	$ 1,736
Dividend income - affiliated	**740,010**	675,363
Dividend income - non-affiliated	**3,600**	3,000
Total revenues	**749,080**	680,100
Expenses:		
Interest	**198,398**	92,439
Operating expenses	**70,473**	132,926
Total expenses	**268,871**	225,365
Income before taxes and equity in undistributed earnings of subsidiaries	**480,209**	454,735
Income tax (expense)	**—**	(27,756)
Income before equity in undistributed of subsidiaries	**480,209**	426,979
Equity in undistributed earnings of subsidiaries	**3,069,290**	2,228,428
Net income	**$ 3,549,499**	$ 2,655,407

Parent Company Statements of Cash Flows

	Years Ended December 31,	
Cash flows from operating activities:	**2005**	2004
Net income	**$ 3,549,499**	$ 2,655,407
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed (earnings) of subsidiaries	**(3,069,290)**	(2,228,428)
Asset impairment	**—**	45,000
Deferred asset	**238,473**	219,857
Decrease in other asset	**181,285**	(70,847)
(Decrease) in payables	**(84,275)**	23,230
Net cash provided by operating activities	**$ 815,692**	$ 644,219
Cash flows from investing activities:		
Investment in Bank	**$ (1,300,000)**	$ —
Purchase of stock, unrelated company	**—**	(50,000)
Net cash used by financing activities	**$ (1,300,000)**	$ (50,000)
Cash flows from financing activities:		
Issuance of stock	**$ 53,096**	$ 40,657
Increase in debt	**1,271,160**	—
Cash dividends paid	**(734,845)**	(675,364)
Net cash provided by financing activities	**$ 589,411**	$ (634,707)
Net increase in cash and cash equivalents	**$ 105,103**	$ (40,488)
Cash and cash equivalents, beginning of the year	**131,248**	171,736
Cash and cash equivalents, end of year	**$ 236,351**	$ 131,248

BOARD OF DIRECTORS

THOMASVILLE NATIONAL BANK BOARD OF DIRECTORS

RICHARD L. SINGLETARY, JR., CHAIRMAN
DIANE W. PARKER, VICE CHAIRMAN, SECRETARY
CHARLES A. BALFOUR
JOHN L. BANNISTER
JOEL W. BARRETT
STEPHEN H. CHENEY
DAVID A. CONE
CHARLES HANCOCK
MILLS HERNDON
CHARLES H. HODGES, III
HAROLD L. JACKSON
RANDALL L. MOORE
J. MARK PARKER
COCHRAN A. SCOTT, JR.

TNB FINANCIAL SERVICES, INC. BOARD OF DIRECTORS

WARREN BICKNELL, III, CHAIRMAN
JOEL W. BARRETT, PRESIDENT/CEO
DIANE W. PARKER, SECRETARY
CHARLES H. HODGES, III, TREASURER
STEPHEN H. CHENEY
PHILLIP H. DAVIS, JR.
BRYAN KNOX
KAREN S. LEABO
COCHRAN A. SCOTT, JR.
RICHARD L. SINGLETARY, JR.

THOMASVILLE NATIONAL BANK OFFICERS

STEPHEN H. CHENEY, PRESIDENT/CEO
CHARLES H. HODGES, III, EXECUTIVE VICE PRESIDENT
HOLLIE W. LLOYD, GROUP VICE PRESIDENT
TILDEN CULBRETH, VICE PRESIDENT
TOMMY C. HILL, VICE PRESIDENT
HANK A. STONE, VICE PRESIDENT
VICKIE M. LUTES, ASSISTANT VICE PRESIDENT
KAREN ALSTON, BANKING OFFICER
PAM BROWN, BANKING OFFICER
ELIZABETH DAVIS, BANKING OFFICER
BEVERLY HAWKINS, BANKING OFFICER
SALLY N. HOWARD, BANKING OFFICER
LINDA C. MALCOM, BANKING OFFICER
CONNIE P. McELREATH, BANKING OFFICER
SCOTT MILBERG, BANKING OFFICER

TNB FINANCIAL SERVICES, INC. OFFICERS

JOEL W. BARRETT, PRESIDENT/CEO
J. MARK PARKER, PRESIDENT/CIO—JPC DIVISION
PHILLIP H. DAVIS, JR., EXECUTIVE VICE PRESIDENT
SUSAN HALL, VICE PRESIDENT, SENIOR TRUST OFFICER
CHARITY KNIFER, CHIEF OPERATIONS OFFICER
FRANKLIN B. BEVERLY, VICE PRESIDENT

THOMASVILLE BANCSHARES, INC.

Post Office Box 1999

Thomasville, Georgia 31799